

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 24, 2016

Louis S. Fisi
Chief Executive Officer
Teraphysics Corporation
110 Alpha Park
Cleveland, OH 44143

> **Re:** **Teraphysics Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 10, 2016**
> **File No. 024-10525**

Dear Mr. Fisi:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General Comments

1. We note that you have not yet selected an underwriter for this offering. Please provide the name of any underwriter or underwriters when available pursuant to Items 1(f) and 5(a) of Part II of Form 1-A. While it is not necessary to disclose each member of the selling group, please disclose those underwriters who are in privity of contract with the Company with respect to this offering. Additionally, please attach as an exhibit any underwriting contract or agreement pursuant to Item 17(1) of Part III of Form 1-A.

Preliminary Offering Circular Cover Page

2.   Please revise the disclosure to provide information regarding the regulatory status of the Alternative Securities Market Exchange (ASMX). We are not aware of an alternative trading system that complies with the SEC's Regulation ATS that has the name Alternative Securities Market Exchange or the acronym ASMX. Also, as approved by the Commission, trading symbols are reserved under the auspices of a national market system plan for securities traded in the over-the-counter market. Please provide information regarding the source of the symbol MMTZ that is intended to be used for trading in the issuer's securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

3.   Disclosure elsewhere in this Form 1-A, and the records of the State of Delaware, indicate that the Company was incorporated in Delaware on November 16, 2004. This section indicates that the Company was incorporated in 2006. Please correct this date and/or describe the events material that occurred in 2006.

4.   We note that you do not intend to generate any commercial revenues until late 2017. Please identify the most significant recent trends in prototype production, the state of the order book, costs and selling prices that might impact that revenue timeline pursuant to Item 9(d) of Part II of Form 1-A.

Interim Financial Statements
For the nine months ended September 30, 2015

5.   Please include interim statements of income and cash flows for the nine months ended September 30, 2014, the corresponding period of the preceding fiscal year. We refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates paragraph (b)(4).

Exhibits

6.   Please provide a consent from your Independent Accounting Firm to include their audit report in the document. Please refer to 11(a) of Item 17 Description of Exhibits in Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Donald M. Battista
       Chief Business Strategy and Market Director